Exhibit 99.1

Nevada Geothermal Power Inc.

Update on Blue Mountain ‘Faulkner 1’ Geothermal Power Plant Construction

First Major Power Plant Components Delivered

VANCOUVER, B.C. (February 2, 2009) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) today provided an update on the construction activities at its Blue Mountain geothermal power project.  Blue Mountain’s ‘Faulkner 1’ includes the construction and operation of a 49.5 MW (gross) binary cycle geothermal power plant.

“NGP is on track to successfully develop the ‘Faulkner I’ geothermal power plant at Blue Mountain.  NGP is accomplishing landmark milestones and realizing our objective of becoming a significant and profitable geothermal power producer,” stated Brian Fairbank, President and CEO of Nevada Geothermal Power Inc.

The power plant construction under an Engineering Procurement Construction contract with Ormat Nevada Inc., a subsidiary of Ormat Technologies Inc., (NYSE:ORA) is proceeding on schedule and within budget with the following status report:

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All foundations for the power plant equipment and the cooling tower are complete;

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Switch yard and piping foundations are underway;

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Cooling tower is under construction;

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Access road improvements are complete;

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Electrical system, plant  control, maintenance, administration office building is under construction;

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On January 22, 2009, Ormat delivered first components for the power plant, including isopentane storage tank, condensers and diffusers for the three Ormat Energy Converters (OEC’s).

To view the progress of construction and equipment arrival at Blue Mountain, please click on link below:

http://www.nevadageothermal.com/i/PhotoGallery/BMNov-Jan2009/slideshow.html or go to our website: www.nevadageothermal.com and click on the Gallery section.

Results of the injection drilling program have identified a significant injection area west of the Blue Mountain production zone. Well 58-15 can be used either as a producer or as an injector and the decision has been made to use it as an injector.  Well 58A-15 has also been tested and determined to be a significant injector.  Well 57-15 in the west, was tested for shallow injection, which was not indicated; the drilling was suspended above the potential deep production/injection zone due to the depth limitations of the smaller drill rig.  Two or three more injection wells are planned in the western injection area.

Elsewhere on the property, Well 89-11 in the east, encountered some permeability and will continue to be accessed for injection in conjunction with DB-2 (exploratory well completed on April 28, 2004).  Well 13-11 in the north of the production zone, was not found to be suitable for injection.

The current objectives of the drill program are to complete three production wells in the core production area, two of which are being currently drilled (Well 14-14 and Well 17-14).  Well 14-14 has intersected a strong production zone (193ºC/380ºF) and is being setup for testing.  Reservoir temperatures for Wells 14-14 and previously completed 58-15 are higher than those utilized in the project base model.  The geothermal well field is progressing smoothly with ThermaSource and Ensign drill rigs working simultaneously to complete the well field by the end of April 2009.

In addition, Wilson Utility Construction Company has completed transmission line engineering, the sourcing of conductors and power poles.  Construction on the 21-mile power transmission line that connects the ‘Faulkner 1’ power plant to the NV Energy substation in Mill City will begin in the middle of February, with a completion date at the end of May 2009.

NGP has hired Mark Kolar as Manager of Operations, responsible for the overall operations of the ‘Faulkner 1’ geothermal power plant at Blue Mountain.

Mr. Kolar has over 19 years of geothermal operation experience at Coso's geothermal project in California.  NGP is in the process of hiring additional plant operations staff.

Project financing for the completion of the ‘Faulkner 1’ geothermal power plant at Blue Mountain was secured with TCW Asset Management in August 2008, and NGP continues to draw funds. NGP is within budget for completion of the ‘Faulkner 1’ geothermal power plant.

About Nevada Geothermal Power Inc.:  Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry, and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all located in Nevada and Crump Geyser in Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of approximately 200 MW from the current leaseholds.

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Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com	Investor Inquiries Shelley Kirk, Telephone: 604-638-8784 Toll Free: 866-688-0808 X118

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential," and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

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